Exhibit 4.2

DESCRIPTION OF THE REGISTRANT’S COMMON STOCK
REGISTERED PURSUANT TO SECTION 12 OF THE
SECURITIES EXCHANGE ACT OF 1934

The following description of our Common Stock is a summary and does not purport to be complete. It is subject to and qualified in its entirety by reference to our Amended and Restated Certificate of Incorporation (the “certificate of incorporation”) and our Amended and Restated Bylaws (the “bylaws”), each of which are incorporated by reference as an exhibit to the Annual Report on Form 10-K of which this Exhibit 4.2 is a part. We encourage you to read our certificate of incorporation and our bylaws for additional information.

Authorized Capital Stock

Our authorized capital stock consists of 50,000,000 shares of common stock, par value $0.01 per share (“common stock”), and 3,000,000 shares of preferred stock, par value $0.01 per share (“preferred stock”). The outstanding shares of our common stock are fully paid and nonassessable.  There are no shares of preferred stock currently outstanding.

Voting Rights

Each share of our common stock entitles its holder to one vote on all matters on which holders are permitted to vote, including the election of directors.  Our bylaws require that in an uncontested election, a director nominee will be elected only if the number of shares voted for his or her election exceeds the number of shares voted against the election.

Dividend Rights

Subject to preferences that may be applicable to any outstanding shares of our preferred stock, the holders of our common stock are entitled to receive dividends when, as, and if declared by our board of directors out of funds legally available for that purpose.

Liquidation Rights

Upon liquidation, subject to preferences that may be applicable to any outstanding shares of our preferred stock, the holders of our common stock will be entitled to a pro rata share in any distribution to stockholders.

Other Rights and Preferences

The holders of our common stock are not entitled to any preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to our common stock.

NASDAQ Listing

Our common stock is listed on the NASDAQ Stock Market under the symbol “BGFV.” The transfer agent and registrar for the common stock is Computershare, Inc.

Exhibit 4.2

Preferred stock

Our board of directors has the authority, without action by our stockholders, to designate and issue preferred stock in one or more series and to designate the rights, preferences and privileges of each series, which may be greater than the rights of our common stock. It is not possible to state the actual effect of the issuance of any shares of our preferred stock upon the rights of holders of our common stock until our board of directors determines the specific rights of the holders of preferred stock. However, the effects might include, among other things:

•	restricting dividends on our common stock;
•	diluting the voting power of our common stock;
•	impairing the liquidation rights of our common stock; or
•	delaying or preventing a change in control of us without further action by our stockholders.

No shares of preferred stock are currently outstanding.

Effect of Certain Provisions of our Amended and Restated Certificate of Incorporation and Bylaws

Some provisions of our certificate of incorporation and bylaws contain provisions that could make it more difficult for a third party to acquire control of us.

Those provisions, summarized below, are expected to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with our board of directors.

Certificate of Incorporation and Bylaws

Our certificate of incorporation and our bylaws provide for the following:

•

Undesignated Preferred Stock. The ability to authorize undesignated preferred stock makes it possible for our board of directors to issue one or more series of preferred stock with voting or other rights or preferences that could impede the success of any attempt to change control of our company. These and other provisions may have the effect of deferring hostile takeovers or delaying changes in control of our company.

•	Stockholder Meetings. Our certificate of incorporation provides that a special meeting of stockholders may be called only by our board of directors, its chairman, our CEO or our president.

•

Requirements for Advance Notification of Stockholder Nominations and Proposals. Our bylaws establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of our board of directors or a committee of the board of directors.

•

Board Classification. Our board of directors is divided into three classes. The directors in each class are elected to serve for a three-year term, one class being elected each year by our stockholders. This system of electing and removing directors may tend to discourage a third party from making a tender offer or otherwise attempting to obtain control of us, because it generally makes it more difficult for stockholders to replace a majority of the directors.

Exhibit 4.2

•

Limits on Ability of Stockholders to Act by Written Consent. Our certificate of incorporation provides that our stockholders may not act by written consent. This limit on the ability of our stockholders to act by written consent may lengthen the amount of time required to take stockholder actions.

•

Amendment of Certificate of Incorporation and Bylaws. The approval by holders of at least 80% of our outstanding capital stock entitled to vote generally in the election of directors is required (i) to amend our bylaws and (ii) to amend certain provisions of our certificate of incorporation, including those related to the classification of the board of directors, removal and appointment of directors, the ability to call special meetings, and action by written consent.

•

Election and Removal of Directors. Our certificate of incorporation and bylaws contain provisions that establish specific procedures for appointing and removing members of our board of directors.  Under our certificate of incorporation and bylaws, vacancies and newly created directorships on our board of directors may be filled only by a majority of the directors then serving on the board of directors.  Under our certificate of incorporation, directors may be removed only for cause by the affirmative vote of the holders of 80% of the capital stock then entitled to vote at an election of directors.

•	No Cumulative Voting. Our certificate of incorporation and bylaws do not provide for cumulative voting.